SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB NUMBER: 3235-0145
Expires: February 28, 2009
Estimated average burden Hours per response......14.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 1)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Kevin J. Zugibe Hudson Technologies, Inc. PO Box 1541, One Blue Hill Plaza Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

May 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 7,035,121 (of which 831,800 shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 7,035,121 (of which 831,800 shares are issuable upon exercise of options
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,035,121 (of which 831,800 shares are issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.82%
14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D of Kevin Zugibe (the "Reporting Person") with respect to his ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965.

The purpose of the sales of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to pay down a portion of the debt he previously incurred in connection with his prior purchases of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding 19,371,548 shares of Common Stock as of May 29, 2008. The Reporting Person beneficially owns 7,035,121 shares of Common Stock, comprising 34.88% of the 19,371,548 shares of Common Stock issued and outstanding as of May 29, 2008, such ownership consisting of 6,203,321 shares and 831,800 shares that are issuable upon exercise of options held by the Reporting Person.

(b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 7,035,121 shares of Common Stock, of which 831,800 shares are issuable upon exercise of options held by the Reporting Person.

(c) Between May 12, 2008 and May 30, 2008, the Reporting Person sold a total of 492,279 shares of the Company's Common Stock in the open market, as more fully set forth on the attached Schedule A. There have been no other transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person.

(d) No person other than the Reporting Person has the right to receive dividends on, and any proceeds from, the disposition of any Shares reported as owned by him in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2008

Date

/s/ Kevin J. Zugibe

Signature

SCHEDULE A TO SCHEDULE 13D, Amendment No. 1

Date	# shares	$/share
5/12/2008	8,600	$ 2.60
	1,680	$ 2.61
	2,200	$ 2.62
	55,400	$ 2.63
	6,100	$ 2.64
	400	$ 2.65
	1,800	$ 2.66
	1,500	$ 2.67
	2,200	$ 2.68
	11,946	$ 2.69
	10,103	$ 2.70
	1,350	$ 2.71
	10,854	$ 2.72
	3,931	$ 2.73
	86,240	$ 2.75
	1,000	$ 2.76
	400	$ 2.77
	1,100	$ 2.78
	100	$ 2.79
	13,800	$ 2.80
	300	$ 2.81
	700	$ 2.82
	200	$ 2.88

5/13/2008	22,100	$ 2.60

5/14/2008	12,096	$ 2.60
	200	$ 2.62
	2,100	$ 2.63
	100	$ 2.64
	500	$ 2.67
	1,000	$ 2.70

5/21/2008	20,000	$ 3.10

5/23/2008	900	$ 2.94
	9,100	$ 2.90

5/28/2008	32,280	$ 3.00
	2,500	$ 3.01
	24,500	$ 3.02
	7,420	$ 3.03
	27,300	$ 3.04
	18,211	$ 3.05
	5,640	$ 3.06
	47,779	$ 3.07
	13,300	$ 3.08
	1,300	$ 3.09
SCHEDULE A (continued)

Date	# shares	$/share

5/28/2008	8,049	$ 3.10

5/29/2008	2,700	$ 3.20

5/30/2008	11,300	$ 3.30